JayHawk ENERGY INC.

January 27, 2012

VIA EDGAR CORRESPONDENCE ONLY

Karl Hiller
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: JayHawk Energy, Inc.
Item 4.02 Form 8-K
Filed January 17, 2012
File No. 000-53311

Dear Mr. Hiller:

This letter is in response to your comment letter (the "Comment Letter") dated January 25, 2012, with regard to the Current Report on Form 8-K, Item 4.02., a Nevada corporation ("JayHawk" or the "Company") filed January 17, 2012.

The Company's responses are keyed to the items in your comment letter.

Form 8-K filed January 17, 2012

1. The financial statements that can no longer be relied upon have been identified in the third paragraph of the Current Report.

2. The filing has been corrected to reflect the correct fiscal year end, and the corresponding quarterly reports.

3. A disclosure has been added stating that the restatement information will be contained in the notes to the financial statements for the fiscal year ended September 30, 2011, expected to be filed on or about February 15, 2012.

Finally, the Management of JayHawk acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
- Securities and Exchange Commission ("SEC" or "Commission") staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Corporate Office
6240 E. Seltice Way, Ste.C
Post Falls, ID 83854

TOLL FREE 877-321-4295
PHONE 208-667-1328
FAX 208-765-8520

Kansas Field Office,
102 N. Ozark, PO Box 191
Girard, KS 66743

TOLL FREE 877-321-4295
PHONE 620-724-7040
FAX 620-724-7041

OTCBB: JYHW.OB
www.jayhawkenergy.com